EXHIBIT B
TRANSACTIONS

The following table sets forth all transactions with respect to Shares effected since the most recent Schedule 13D filing on March 3, 2016 by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through the close of trading on March 9, 2016. All such transactions were purchases of Shares effected in the open market and the table includes commissions paid in per share prices.

Fund	Trade Date	Buy/Sell	Shares	Unit Cost	Security
Lazarus Israel Opportunities Fund LLLP	3/4/2016	Buy	54,000	0.0752	Common Stock
Lazarus Israel Opportunities Fund LLLP	3/7/2016	Buy	300,000	0.0784	Common Stock
Lazarus Israel Opportunities Fund LLLP	3/8/2016	Buy	511,109	0.0819	Common Stock
Lazarus Israel Opportunities Fund LLLP	3/9/2016	Buy	1,627,593	0.0884	Common Stock
Lazarus Israel Opportunities Fund II LLLP	3/8/2016	Buy	511,109	0.0819	Common Stock
Lazarus Israel Opportunities Fund II LLLP	3/9/2016	Buy	239,000	0.0884	Common Stock